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                               June 28, 2021

       Gerard M. Jacobs
       Chief Executive Officer
       Acquired Sales Corp.
       4227 Habana Avenue
       Jacksonville, FL 32217

                                                        Re: Acquired Sales
Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed June 2, 2021
                                                            File No. 333-232985

       Dear Mr. Jacobs:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 5, 2021 letter.

       Amendment No. 3 for Registration Statement on Form S-1

       Notes to the Consolidated Financial Statements
       Note 1 - Basis of Presentation and Significant Accounting Policies
       Revenue
       Disaggregation of Revenue, page 104

   1.                                                   Your disclosures
indicate that you have sales of raw materials to customers, sales of products to private
label clients, and sales of products to wholesalers, distributors, and end users. Please tell us
your consideration of providing disaggregation of revenue by each of these types of
customers. Refer to ASC 606-10-55-91(c).
 Gerard M. Jacobs
FirstName  LastNameGerard M. Jacobs
Acquired Sales Corp.
Comapany
June       NameAcquired Sales Corp.
     28, 2021
June 28,
Page 2 2021 Page 2
FirstName LastName
Note 5 - The Company's Investments , page 110

2. We have reviewed your response to prior comment 4. We note you continue to state here and on page 148 that you perform an annual impairment assessment. We repeat our prior comment to tell us your consideration of the guidance in ASC 321-10-35-3, that at each reporting period, an entity that holds an equity security shall make a qualitative assessment of impairment.
Exhibits

3.       Please file your Lease Agreement for your Kenosha facility and the
$3,750,000
         Promissory Note as exhibits pursuant to Item 601(b)(10) of Regulation S-K.
General

4. We note in your Form 8-K furnished on June 21, 2021, that you signed letters of intent to acquire Savage Enterprises, Premier Greens LLC and MKRC Holdings, LLC. Please
         provide us with a comprehensive analysis that specifically addresses
(i) the remaining
         steps to complete the merger, (ii) whether the assets and assumed liabilities to be acquired meet the definition of a business, (iii) significance of the acquiree and (iv) whether the consummation of the business acquisition is probable. Refer to Rule 8-04 of Regulation
         S-X. Please also address the need for pro forma financial information pursuant to Rule 8-
         05 of Regulation S-X.
        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202)
551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      David S. Hunt, Esq.